February 2, 2010

Mail Stop 3010

By U.S. Mail and facsimile to (212) 793-5551

Mr. Jerry Pascucci, President and Director
AAA Capital Energy Fund L.P.
c/o Ceres Managed Futures LLC
55 East 59th Street – 10th Floor
New York, NY   10022

RE: AAA Capital Energy Fund L.P.
File No. 000-25921
Form 10-K for the year ended December 31, 2008
Forms 10-Q for the quarters ended March 31, 2009, June 30, 2009 and
September 30, 2009

Dear Mr. Pascucci:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Cicely LaMothe
                                        Branch Chief